Syneron Reports Record Third Quarter 2006 Revenues of $30.7 Million

Strong Increase in North American Sales

YOKNEAM, ISRAEL -- (MARKET WIRE) -- 11/06/06 -- Syneron Medical Ltd.(NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced financial results for the third quarter ended September 30, 2006.

Revenues for the third quarter of 2006 grew 23% over the same period in 2005 and 12% over the prior quarter to a record high of $30.7 million. North American revenues accounted for 60% of the Company's third quarter total revenues and played an instrumental role in the growth.

Net income for the third quarter of 2006 on a US GAAP basis ("GAAP") was $10.4 million, or $0.38 per diluted share, which includes stock-based compensation expense of $2.0 million, or $0.07 per diluted share. On a pro forma basis, exclusive of stock-based compensation, net income for the third quarter of 2006 was $12.4 million, or $0.45 per diluted share.

Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore believes that the non-GAAP figures more effectively describe the company' business and, hence, is making the non-GAAP adjustments available to investors. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP.)

For the nine-month period ended September 30, 2006, revenues grew 29% to $81.9 million and net income on a US GAAP basis was $28.1 million, or $1.02 per diluted share, respectively. For the same period in 2005, the Company recorded revenues and net income of $63.7 million and $29.0 million, or $1.06 per diluted share, respectively. On a pro forma basis, revenues and net income for the nine-month period ended September 30, 2006 were $81.9 million and $34.1 million, respectively, or $1.23 per diluted.

Commenting on the results, CEO David Schlachet said, "Our success in growing third quarter revenues was, as guided, a result of the investments in management, marketing and sales that we have made over the last nine months. The growth in sales was robust in all geographical areas and all product lines. In the third quarter the strength came especially from North American."

Mr. Schlachet added, "During the third quarter we achieved an important milestone in our new product initiatives with the FDA approval of the LiteTouch(TM), our dental laser product. LiteTouch will complement our direct sales activity and provide further cross selling opportunities for Syneron's core medical aesthetic devices to the very large market of general dental practices in the US. We plan to launch this product line in early 2007."

Syneron's financial position remains strong. Syneron's cash position at the quarter's end (including long-term deposits) rose by $10.4 million to $158.9 million at the end of the quarter and shareholders' equity totaled $180.2 million. Trade receivables were $33.0 million on September 30, 2006, representing 94 days of sales outstanding on an average balance basis, compared to 95 days on June 30, 2006.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, November 6, 2006. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding sequential revenue growth, expected geographic mix and gross margins. Acceptance of new products, including but not limited to LiteTouch, and anticipated benefits from marketing, sales and management initiatives are forward-looking statements within the meaning of the safe harbor provisions of the Act. Guidance with respect to quarterly and year-end financial results and other forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF INCOME
U.S. dollars in thousands except per share data

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	30,684	25,030	81,941	63,671
Cost of Revenues	4,621	3,091	12,555	8,330
Gross Profit	26,063	21,939	69,386	55,341

Operating expenses
Research and development	2,279	1,450	6,264	3,697
Selling and marketing	11,972	5,990	31,840	18,455
General and administrative	2,695	883	6,419	2,350
Other expenses	-	-	-	3,494
Total operating expenses	16,946	8,323	44,523	27,996

Operating Income	9,117	13,616	24,863	27,345
Financial income, net	1,640	1,177	4,096	2,025
Income before taxes	10,757	14,793	28,959	29,370
Taxes on income	(350)	(150)	(859)	(350)
Net Income	10,407	14,643	28,100	29,020

Basic net earnings per share	0.38	0.58	1.04	1.19
Diluted net earnings per share	0.38	0.53	1.02	1.06
Weighted average number of shares used in per share calculation (in thousands):
Basic	27,306	25,107	27,105	24,459
Diluted	27,644	27,600	27,659	27,504

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands except per share data

	Three Months ended
	30 September 2006
	GAAP	FAS 123R	Non-GAAP
	(unaudited)	Adjustment	(unaudited)
Revenues	30,684		30,684
Cost of Revenues	4,621	50	4,571
Gross Profit	26,063	50	26,113

Operating expenses
Research and development	2,279	134	2,145
Selling and marketing	11,972	1,100	10,872
General and administrative	2,695	744	1,951
Total operating expenses	16,946	1,978	14,968
Operating Income	9,117	2,028	11,145
Financial income, net	1,640		1,640
Income before taxes	10,757	2,028	12,785
Taxes on income	(350)		(350)
Net Income	10,407	2,028	12,435

Basic net earnings per share	0.38	0.08	0.46
Diluted net earnings per share	0.38	0.07	0.45
Weighted average number of shares used in per share calculation
Basic	27,306		27,306
Diluted	27,644		27,644

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	30 September	31 December
	2006	2005
	(unaudited)	(unaudited)
CURRENT ASSETS
Cash and cash equivalents (1)	14,436	16,570
Short-term deposits (1)	5,000	-
Marketable securities (1)	138,408	116,489
Trade receivables	33,048	19,776
Other receivables and prepaid expenses	7,383	9,293
Inventories	5,100	3,434
Total current assets	203,375	165,562

LONG-TERM ASSETS
Severance pay fund	311	249
Long-term deposits and other cash equivalent (1)	1,086	1,103
Long-term trade receivables	-	1,003
Property and equipment, net	1,379	1,189
Long-Term Assets	2,776	3,544

OTHER ASSETS	955	1,175
Total Assets	207,106	170,281

CURRENT LIABILITIES
Trade Payables	3,881	2,112
Other current liabilities	18,155	18,960
Total current liabilities	22,036	21,072

LONG-TERM LIABILITIES
Deferred Revenue	4,548	3,763
Accrued severance pay	369	282
Total long-term liabilities	4,917	4,045

SHAREHOLDERS' EQUITY:	180,153	145,164
Total liabilities and shareholders' equity	207,106	170,281

(1) Total Short and Long Terms Cash and Equivalent	158,930	134,162

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	Three Months		Nine Months
	Ended		ended
	September 30,		September 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income	10,407	14,643	28,100	29,020
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	173	151	525	417
Accrued severance pay, net	(17)	-	25	2
Increase in short-term and long-term trade receivables	(3,190)	(4,048)	(11,790)	(6,863)
Decrease (increase) in other accounts receivables and prepaid expenses	(2,907)	(374)	1,910	(568)
Increase in inventories	(1,294)	129	(1,666)	(553)
Increase in trade payables	358	(624)	1,769	134
Decrease in other current liabilities	3,177	2,001	(1,509)	454
Gain (loss) on available-for-sale securities	(14)	1,026	552	1,207
Stock-based compensation	2,065	37	6,104	111
Increase (decrease) in deferred revenues	964	590	1,489	1,907
Loss on sales of property and equipment	-	-	-	12

Net cash provided by operating activities	9,722	13,531	25,509	25,280

CASH FLOWS FROM INVESTMENT ACTIVITIES

Investment in short-term deposits, net	4	50,216	(5,000)	48,125
Purchase of available-for-sale securities	(23,227)	(74,844)	(28,668)	(75,167)
Proceeds from sale of available-for-sale securities	4,998	2,045	6,189	3,370
Payments for acquisition of long-term loans and others	(14)	-	-	-
Investment in long-term deposits and other	-	(3,513)	17	(5,517)
Proceeds from long-term loans and other	-	1,235	-	2,000
Purchase of property and equipment	(143)	(206)	(495)	(555)
Purchase of other assets		-	(466)
Proceeds from sale of property and equipment	-	8	-	8

Net cash used in investing activities	(18,382)	(25,059)	(27,957)	(28,202)

CASH FLOWS FROM FINANCING ACTIVITIES

Exercise of options	108	1,392	316	2,980

Net cash provided by financing activities	108	1,392	316	2,980

Increase in cash and cash equivalents	(8,552)	(10,136)	(2,132)	58
Cash and cash equivalents at the beginning of the period	22,988	22,662	16,570	12,468

Cash and cash equivalents at the end of the period	14,436	12,526	14,438	12,526

For more information, please contact:

David Seligman
CFO
+1-972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+1-972-4909-6282
email: ir@syneron.com

Nick Laudico (US contact)
The Ruth Group
646-734-4792
email: nlaudico@theruthgroup.com